Exhibit 12.1

RATIO OF COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS TO EARNINGS

We have computed the ratio of combined fixed charges and preference dividends to earnings for each of the following periods on a consolidated basis. “Earnings” consist of pretax income (loss) from continuing operations before adjustments for non-controlling interests in consolidated subsidiaries or income or loss from equity investees, plus distributed income of equity investees, plus fixed charges (excluding capitalized interest). “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense and that portion of rental expense on operating leases deemed to be the equivalent of interest. “Preference Dividends” represent the amount of pre-tax earnings that is required to pay dividends on outstanding preference securities. You should read the ratio of combined fixed charges and preference dividends to earnings in conjunction with our consolidated and condensed financial statements that are incorporated by reference in this prospectus.

	Fiscal Year Ended December 31,
	2011	2012	2013	2014	2015

Earnings (deficiency)
Pre-tax income (loss) from continuing operations before adjustment for equity investees	$(57,360)	$20,694	$(36,590)	$(86,635)	$(82,357)
Add:
Fixed charges	16	946	1,472	1,689	2,035
Subtract:
Noncontrolling interest in pre tax income of subs that have not incurred fixed charges	-	-	-	-	140
Earnings (deficency)	$(57,344)	$21,640	$(35,118)	$(84,946)	$(80,462)
Fixed charges
Interest expense and amortization of costs related to indebtedness	$16	$946	$1,472	$1,689	$2,035
Total fixed charges	16	946	1,472	1,689	2,035
Preference security dividends	-	-	-	-	-
Total charges including Preference security dividends	$16	$946	$1,472	$1,689	$2,035

Ratio of earnings to fixed charges	(3,655.5)	22.9	(23.9)	(50.3)	(39.5)